SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Form 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: May, 2007	Commission File Number: 001-14460
AGRIUM INC.
(Name of registrant)
13131 Lake Fraser Drive S.E.
Calgary, Alberta,
Canada T2J 7E8
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☑
If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES
          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AGRIUM INC.
Date: May 22, 2007	By:	/S/ GARY J. DANIEL
		Name:	Gary J. Daniel
		Title:	Senior Legal Counsel & Assistant Corporate Secretary

EXHIBIT INDEX

Exhibit	Description of Exhibit

1	Press Release # 07-013 dated May 22, 2007

NEWS RELEASE FOR IMMEDIATE RELEASE Agrium continues Retail expansion acquiring ADM Retail Chain in Kansas & Oklahoma	07-013
Date:  May 22, 2007

Contact:
Investor/Media Relations:
Richard Downey
Senior Director, Investor Relations
Phone: (403) 225-7357

Christine Gillespie
Manager, Investor Relations
Phone: (403) 225-7437

ALL AMOUNTS ARE STATED IN U.S.$	Contact us at: www.agrium.com

CALGARY, Alberta — Agrium Inc. (TSX and NYSE: AGU) announced today it is expanding its Retail operations into the Southern U.S. Plains through the acquisition of 32 retail outlets (18 farm centers and 14 satellites), from Archer Daniels Midland (ADM). The retail outlets are located in Kansas and Oklahoma and have annual crop input revenues of approximately $60-million.
“We believe that with margin improvements and working capital reductions this acquisition will be immediately accretive to earnings,” said Mike Wilson, Agrium President and CEO. “We expect this acquisition to provide a platform for further expansion in the Southern U.S. Plains as we continue to deliver on our strategic growth objectives.”
Under the Agreement, Agrium will acquire the fixed retail storage and distribution assets and enter into an agreement for associated long-term leases for land. ADM will continue to own and manage the grain assets at these locations.
About Agrium
Agrium Inc. is a major Retail supplier of agricultural products and services in North and South America, a leading global Wholesale producer and marketer of all three major agricultural nutrients and the premier supplier of specialty fertilizers in North America through our Advanced Technologies business unit. Agrium’s strategy is to grow across the value chain through acquisition, incremental expansion of its existing operations and through the development, commercialization and marketing of new products and international opportunities. Our strategy places particular emphasis on growth opportunities that both increase and stabilize our earnings profile in the continuing transformation of Agrium.
Forward-Looking Statements
Certain statements in this press release constitute forward-looking statements. Such forward-looking statements involve known and unknown risks and uncertainties, including those referred to in the management discussion and analysis section of the Corporation’s most recent annual report to shareholders, which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. A number of factors could cause actual results to differ materially from those in the forward-looking statements, including, but not limited to, weather conditions, future crop prices, future margins and sales volumes of crop inputs, future potential realized improvements to working capital, completion of the transaction as contemplated and the ability to successfully integrate the new assets into our existing retail business in an effective manner. Agrium disclaims any intention or obligation to update or revise any forward-looking information as a result of new information or future events.